

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2012

Via E-mail
Charles Bland
Chief Executive Officer
M/A-COM Technology Solutions Holdings, Inc.
100 Chelmsford Street
Lowell, MA 01851

> Re: **M/A-COM Technology Solutions Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Amended February 28, 2012**
> **File No. 333-175934**

Dear Mr. Bland:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 34

1.   Please reconcile the $28.8 million amount in the first sentence with the number of shares you are offering and the offering price per share. Also, clarify how you will have sufficient net proceeds to pay the $60 million referenced in the second paragraph.

Capitalization, page 35

2.   Please refer to your table of Capitalization on page 35. As previously requested, please revise your disclosures to quantify and explain the nature of each component causing the difference between your "Actual" and "Pro Forma As Adjusted" columns for each financial statement line item presented. Provide the supporting calculation of each

component and describe in detail each item in the supporting calculation. Please also apply this comment to the Pro Forma As Adjusted data provided on page 9.

Description of Capital Stock, page 114

3.   We note your revised disclosure regarding corporate opportunities and Forum Selection on page 116. Several lawsuits are currently challenging the validity of choice of forum provisions in certificates of incorporation. Please disclose that although you have included a choice of forum clause in your restated certification of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable.

Report of Independent Registered Public Accounting Firm, page F-2

4.   Please provide a final, signed version of your independent auditor's report prior to requesting effectiveness.

Note 22. Unaudited Pro Forma Net Income (Loss) Per Share, page F-43

5.   Please refer to your calculation of the pro forma basic and diluted net income (loss) per share included herein. As previously requested, please revise your disclosure to include next to each pro forma adjustment a referenced footnote that explains how each pro forma adjustment was calculated and determined, including all relevant assumptions used in such calculations. Specifically, please provide us with the calculation supporting the adjustment for the number of shares required to fund the special dividend in excess of current period earnings and the preference payment provided in accordance with SAB Topic 1B3.

Exhibits and Financial Statement Schedules, page II-3

Exhibits 23.1 and 23.2

6.   We note that the consents in Exhibits 23.1 and 23.2 refer specifically to amendment No. 6 of the filing. We also note that the consent in Exhibit 23.1 is not finalized. As such, please provide currently dated and signed consents from your independent accountants with your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Jeffrey Jaramillo, Accounting Branch Chief, at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or me at (202) 551-3528 with any other questions.

Sincerely

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Jason Day, Esq.
                 Perkins Coie LLP